

March 17, 2015

Yair David Guttman
Chief Executive Officer
Maale Amos 40
Maale Amos, 90966
Israel

> **Re:** **Global Technologies Corp.**
> **Registration Statement on Form S-1**
> **Filed February 19, 2015**
> **File No. 333-202164**

Dear Mr. Guttman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors

Risks Relating to Our Company

Since the sole Director and Officer has outside activities…, page 10

1. Please revise this risk factor to address whether Mr. Guttman's outside employment creates a material risk of conflicts of interest with the company, and if so, how such conflicts will be resolved.

Use of Proceeds, page 18

2. Given that you have structured this transaction on a best-efforts, no minimum basis, please revise the table to add columns that assume the completion of a smaller portion of the offering. We will not object if your table begins with a column that assumes the sale

of ten percent of the offered shares. Please make similar revisions throughout your prospectus including, but not limited to, the disclosure in your Dilution and Management's Discussion and Analysis sections.

Certain Relationships and Related Transactions, page 31

3.   Please file the agreement covering the $2,900 loan from Mr. Guttman. See Item 601(b)(10)(ii)(A). If there is no written loan agreement, please tell us what consideration you have given to filing a written summary of the oral loan agreement as an exhibit to the registration statement. For additional guidance, please consider Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

Description of Securities

Our Common Stock, page 33

4.   Here and in the second full risk factor on page 13 you state that your certificate of incorporation authorizes the issuance of 480,000,000 shares of common stock. However, it appears that your certificate of incorporation (filed as Exhibit 3.1) authorizes the issuance of 490,000,000 shares of common stock. Please revise or advise.

Shares Eligible for Future Sale, page 34

5.   In the second paragraph following this heading you state that upon completion of this offering, and assuming all of the offered shares are purchased, you would have 10,000,000 shares of common stock outstanding. However, your disclosure on page 5 indicates that you would have 7,000,000 shares outstanding. Please revise or advise.

Part II

Dealer Prospectus Delivery Obligation, page 40

6.   Please move the dealer prospectus delivery obligation to the outside back cover page of the prospectus. See Item 502(b) of Regulation S-K.

Indemnification of Director and Officer, page 40

7.   We note that Article XII of your Bylaws provides that you will indemnify your directors and officers to the fullest extent permitted by Delaware law. Please revise to briefly discuss the scope of indemnification required and permitted by Delaware law. See Item 702 of Regulation S-K.

Signatures, page 43

8.   Please remove the reference to amendment #3 or advise.

Exhibits Table

Exhibit 3.1

9.   Exhibit 3.1 was filed in an improper format. Please refile this agreement in a text-searchable format. See Rule 301 of Regulation S-T and the EDGAR Filer Manual, Volume II: "EDGAR Filing," Version 29 (December 2014).

Exhibit 23.1

10.   The Consent of Independent Registered Public Accounting Firm includes an improper date reference of January 19, 2015 to the Report of Registered Independent Auditors dated January 26, 2015 on page F-1 of the filing. Please file a revised Exhibit 23.1 accordingly.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Richard Rubin
        Office of Richard Rubin